Exhibit 99.5
Deutsche Bank Financial Data Supplement 4Q2010 3 February 2011 Passion to Perform

4Q2010 Financial Data Supplement Deutsche Bank consolidated Page Financial summary 2 Consolidated Statement of Income 3 Performance against targets 4 Net revenues 5 Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss 6 Segment detail Corporate and Investment Bank 7 Corporate Banking & Securities 8 Global Transaction Banking 9 Private Clients and Asset Management 10 Asset and Wealth Management 11 Private & Business Clients 12 Corporate Investments 13 Risk and capital Credit risk 14 Regulatory capital and market risk 15 Balance Sheet leverage ratio (target defintion) 16 Definition of targets and certain financial measures 17 Deutsche Bank’s financial data in this document have been prepared under IFRS. Due to rounding, numbers presented throughout this document may not add up precisely to the totals we provide and percentages may not precisely reflect the absolute figures. All segment figures reflect segment composition as of 31 December 2010. Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 2

Financial summary

	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Share price at period end[1]	€ 25.33	€ 27.58	€ 39.31	€ 47.73	€ 44.98	€ 44.98	€ 51.90	€ 42.50	€ 40.15	€ 39.10	€ 39.10	(13)%	(3)%	(13)%
Share price high[1]	€ 81.73	€ 29.96	€ 45.16	€ 49.09	€ 53.05	€ 53.05	€ 53.80	€ 55.11	€ 51.47	€ 42.93	€ 55.11	(19)%	(17)%	4 %
Share price low[1]	€ 16.92	€ 14.00	€ 26.73	€ 37.35	€ 41.23	€ 14.00	€ 38.51	€ 40.95	€ 38.71	€ 35.93	€ 35.93	(13)%	(7)%	157 %
Basic earnings per share[2]	€ (6.87)	€ 1.79	€ 1.55	€ 1.98	€ 1.89	€ 7.21	€ 2.52	€ 1.66	€ (1.75)	€ 0.65	€ 3.07	(66)%	N/M	(57)%
Diluted earnings per share[2,3]	€ (6.87)	€ 1.75	€ 1.50	€ 1.92	€ 1.82	€ 6.94	€ 2.43	€ 1.60	€ (1.75)	€ 0.63	€ 2.92	(65)%	N/M	(58)%
Basic shares outstanding (average)[2], in m.	558	662	704	697	695	689	698	700	695	920	753	32 %	32 %	9 %
Diluted shares outstanding (average)[2], in m.	559	675	728	721	721	717	725	726	695	948	791	31 %	36 %	10 %
Return on average shareholders' equity (post-tax)	(11.1)%	14.7 %	12.8 %	16.0 %	14.9 %	14.6 %	18.6 %	11.5 %	(11.9)%	5.2 %	5.5 %	(9.7)ppt	17.1 ppt	(9.1)ppt
Pre-tax return on average shareholders' equity[4]	(16.5)%	22.6 %	15.6 %	15.1 %	8.7 %	15.3 %	29.3 %	15.0 %	(10.3)%	6.0 %	9.5 %	(2.7)ppt	16.3 ppt	(5.8)ppt
Pre-tax return on average active equity[4,5]	(17.7)%	21.9 %	15.3 %	14.8 %	8.6 %	15.1 %	29.5 %	15.2 %	(10.4)%	6.1 %	9.5 %	(2.5)ppt	16.5 ppt	(5.6)ppt
Book value per basic share outstanding[4,6]	€ 47.90	€ 47.86	€ 48.73	€ 49.75	€ 52.65	€ 52.65	€ 55.91	€ 59.28	€ 55.64	€ 52.73	€ 52.73	0 %	(5)%	0 %
Cost/income ratio[4]	134.3 %	67.7 %	70.8 %	74.3 %	76.2 %	72.0 %	66.0 %	75.3 %	113.8 %	85.0 %	81.6 %	8.8 ppt	(28.8)ppt	9.6 ppt
Compensation ratio[4]	70.6 %	41.1 %	39.5 %	39.2 %	42.5 %	40.5 %	39.7 %	42.4 %	59.8 %	41.4 %	44.4 %	(1.1)ppt	(18.4)ppt	3.9 ppt
Noncompensation ratio[4]	63.7 %	26.6 %	31.3 %	35.1 %	33.7 %	31.5 %	26.3 %	32.9 %	53.9 %	43.6 %	37.3 %	9.9 ppt	(10.3)ppt	5.8 ppt
Total net revenues, in EUR m.	13,613	7,241	7,940	7,238	5,535	27,952	8,999	7,155	4,985	7,427	28,567	34 %	49 %	2 %
Provision for credit losses, in EUR m.	1,076	526	1,000	544	560	2,630	262	243	362	406	1,274	(28)%	12 %	(52)%
Total noninterest expenses, in EUR m.	18,278	4,900	5,624	5,379	4,219	20,120	5,944	5,388	5,671	6,314	23,318	50 %	11 %	16 %
Income (loss) before income taxes, in EUR m.	(5,741)	1,815	1,316	1,315	756	5,202	2,793	1,524	(1,048)	707	3,975	(6)%	N/M	(24)%
Net income (loss), in EUR m.	(3,896)	1,182	1,074	1,393	1,310	4,958	1,777	1,166	(1,218)	605	2,330	(54)%	N/M	(53)%
Total assets[7], in EUR bn.	2,202	2,103	1,733	1,660	1,501	1,501	1,670	1,926	1,958	1,906	1,906	27 %	(3)%	27 %
Shareholders' equity[7], in EUR bn.	30.7	33.7	34.3	34.6	36.6	36.6	39.1	41.5	38.5	49.2	49.2	34 %	28 %	34 %
Core Tier 1 capital ratio[4,7]	7.0 %	7.1 %	7.8 %	8.1 %	8.7 %	8.7 %	7.5 %	7.5 %	7.6 %	8.7 %	8.7 %	0.0 ppt	1.1 ppt	0.0 ppt
Tier 1 capital ratio[4,7]	10.1 %	10.2 %	11.0 %	11.7 %	12.6 %	12.6 %	11.2 %	11.3 %	11.5 %	12.3 %	12.3 %	(0.3)ppt	0.8 ppt	(0.3)ppt
Branches[7]	1,950	1,952	1,960	1,966	1,964	1,964	1,999	1,995	1,977	3,083	3,083	57 %	56 %	57 %
thereof: in Germany	961	964	963	963	961	961	983	983	983	2,087	2,087	117 %	112 %	117 %
Employees (full-time equivalent)[7]	80,456	80,277	78,896	78,530	77,053	77,053	80,849	81,929	82,504	102,062	102,062	32 %	24 %	32 %
thereof: in Germany	27,942	28,054	28,056	27,943	27,321	27,321	30,839	30,479	29,991	49,265	49,265	80 %	64 %	80 %

1 For comparison purposes, the share prices have been adjusted for all periods before the 6 October 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.
2 The number of average basic and diluted shares outstanding has been adjusted for all periods before the 6 October 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.
3 Including numerator effect of assumed conversions.
Source for share price information: Thomson Reuters, based on XETRA; high and low based on intraday prices.
4 Definitions of ratios are provided on page 18 of this document.
5 The reconciliation of average active equity is provided on page 5 of this document.
6 For comparison purposes, the number of shares outstanding has been adjusted for all periods before the 6 October 2010 to reflect the impact of the subscription rights issue in connection with the capital increase.
7 At period end.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 3

Consolidated Statement of Income

(In EUR m.)	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Net interest income	**12,453**	**3,843**	**2,764**	**3,133**	**2,720**	**12,459**	**3,671**	**3,975**	**3,415**	**4,521**	**15,583**	**66 %**	**32 %**	**25 %**
Provision for credit losses	1,076	526	1,000	544	560	2,630	262	243	362	406	1,274	(28)%	12 %	(52)%
Net interest income after provision for credit losses	11,377	3,317	1,764	2,589	2,160	9,829	3,409	3,732	3,053	4,115	14,309	91 %	35 %	46 %
Commissions and fee income	9,741	2,182	2,242	2,284	2,203	8,911	2,461	2,587	2,567	3,055	10,669	39 %	19 %	20 %
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	2,264	2,611	1,666	568	7,109	2,579	110	833	(169)	3,354	N/M	N/M	(53)%
Net gains (losses) on financial assets available for sale	666	(504)	9	97	(5)	(403)	27	(9)	167	15	201	N/M	(91)%	N/M
Net income (loss) from equity method investments	46	(187)	206	31	9	59	172	93	(2,300)	32	(2,004)	N/M	N/M	N/M
Other income (loss)	699	(357)	108	27	40	(183)	89	399	303	(27)	764	N/M	N/M	N/M
Total noninterest income	1,160	3,398	5,176	4,105	2,815	15,493	5,328	3,180	1,570	2,906	12,984	3 %	85 %	(16)%
Compensation and benefits	9,606	2,976	3,140	2,840	2,354	11,310	3,575	3,037	2,983	3,077	12,671	31 %	3 %	12 %
General and administrative expenses	8,339	1,986	2,201	2,175	2,041	8,402	2,200	2,349	2,528	3,055	10,133	50 %	21 %	21 %
Policyholder benefits and claims	(252)	(62)	126	364	115	542	140	2	160	182	485	58 %	14 %	(11)%
Impairment of intangible assets	585	–	157	–	(291)	(134)	29	–	–	–	29	N/M	N/M	N/M
Restructuring activities	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Total noninterest expenses	18,278	4,900	5,624	5,379	4,219	20,120	5,944	5,388	5,671	6,314	23,318	50 %	11 %	16 %
Income (loss) before income taxes	(5,741)	1,815	1,316	1,315	756	5,202	2,793	1,524	(1,048)	707	3,975	(6)%	N/M	(24)%
Income tax expense (benefit)	(1,845)	633	242	(78)	(554)	244	1,016	358	170	102	1,645	N/M	(40)%	N/M
Net income (loss)	(3,896)	1,182	1,074	1,393	1,310	4,958	1,777	1,166	(1,218)	605	2,330	(54)%	N/M	(53)%
Net income (loss) attributable to noncontrolling interests	(61)	(3)	(18)	13	(6)	(15)	15	6	(5)	4	20	N/M	N/M	N/M
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	1,185	1,092	1,380	1,316	4,973	1,762	1,160	(1,213)	601	2,310	(54)%	N/M	(54)%

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 4

Performance against targets

(In EUR m., unless stated otherwise)	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Pre-tax return on average active equity (target definition)														
Income (loss) before income taxes	(5,741)	1,815	1,316	1,315	756	5,202	2,793	1,524	(1,048)	707	3,975	(6)%	N/M	(24)%
Less pre-tax noncontrolling interests	67	3	17	(16)	6	10	(15)	(7)	5	(7)	(24)	N/M	N/M	N/M
IBIT attributable to Deutsche Bank shareholders	**(5,675)**	**1,819**	**1,332**	**1,299**	**762**	**5,212**	**2,778**	**1,516**	**(1,043)**	**700**	**3,951**	**(8)%**	**N/M**	**(24)%**
Add (deduct):														
Significant gains (net of related expenses)	(1,325)[1]	–	(126)[4]	(110)[6]	–	(236)	–	(208)[8]	–	–	(208)	N/M	N/M	(12)%
Significant charges	572[2]	278[3]	151[5]	–	(291)[7]	138	–	–	2,338[9]	–	2,338	N/M	N/M	N/M
IBIT attributable to Deutsche Bank shareholders (target definition)	(6,427)	2,096	1,357	1,188	472	5,114	2,778	1,309	1,295	700	6,082	48 %	(46)%	19 %
Average shareholders' equity	34,442	32,199	34,254	34,508	35,228	34,016	37,914	40,328	40,608	46,584	41,736	32 %	15 %	23 %
Add (deduct):														
Average total net (gains) losses not recognized in the income statement, excl. foreign currency translation, net of applicable tax	(619)	1,296	899	727	593	884	210	49	(29)	143	105	(76)%	N/M	(88)%
Average dividend accruals	(1,743)	(349)	(272)	(194)	(310)	(287)	(524)	(407)	(291)	(567)	(461)	83 %	95 %	61 %
Average active equity	32,079	33,146	34,882	35,041	35,511	34,613	37,601	39,969	40,288	46,160	41,380	30 %	15 %	20 %
Pre-tax return on average equity														
Pre-tax return on average shareholders' equity	(16.5)%	22.6 %	15.6 %	15.1 %	8.7 %	15.3 %	29.3 %	15.0 %	(10.3)%	6.0 %	9.5 %	(2.7)ppt	16.3 ppt	(5.8)ppt
Pre-tax return on average active equity	(17.7)%	21.9 %	15.3 %	14.8 %	8.6 %	15.1 %	29.5 %	15.2 %	(10.4)%	6.1 %	9.5 %	(2.5)ppt	16.5 ppt	(5.6)ppt
Pre-tax return on average active equity (target definition)	(20.0)%	25.3 %	15.6 %	13.6 %	5.3 %	14.8 %	29.5 %	13.1 %	12.9 %	6.1 %	14.7 %	0.8 ppt	(6.8)ppt	(0.1)ppt
Diluted earnings per share (target definition)														
Net income (loss) attributable to Deutsche Bank shareholders	(3,835)	1,185	1,092	1,380	1,316	4,973	1,762	1,160	(1,213)	601	2,310	(54)%	N/M	(54)%
Add (deduct):														
Post-tax effect of certain significant gains/charges (see above)	(959)	221	(28)	(110)	(173)	(90)	–	(208)	2,338	–	2,130	N/M	N/M	N/M
Significant tax effects	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS)	(4,794)	1,406	1,064	1,270	1,143	4,883	1,762	952	1,125	601	4,440	(47)%	(47)%	(9)%
Diluted earnings per share [10]														
as reported	€ (6.87)	€ 1.75	€ 1.50	€ 1.92	€ 1.82	€ 6.94	€ 2.43	€ 1.60	€ (1.75)	€ 0.63	€ 2.92	(65)%	N/M	(58)%
according to target definition	€ (8.58)	€ 2.08	€ 1.37	€ 1.76	€ 1.58	€ 6.82	€ 2.43	€ 1.31	€ 1.56	€ 0.63	€ 5.62	(60)%	(60)%	(16)%

1 Gains from the sale of industrial holdings (Daimler AG, Allianz SE and Linde AG) of EUR 1,228 million and a gain from the sale of the investment in Arcor AG & Co. KG of EUR 97 million.
2 Impairment of intangible assets (Asset Management) of EUR 572 million.
3 Impairment charge of EUR 278 million on industrial holdings.
4 Gain from the sale of industrial holdings (Daimler AG) of EUR 126 million.
5 Impairment of intangible assets (Corporate Investments) of EUR 151 million.
6 Gain from the sale of industrial holdings (Daimler AG) of EUR 110 million.
7 Reversal of impairment of intangible assets (Asset Management) of EUR 291 million recorded in 4Q08.
8 Gain from the recognition of negative goodwill related to the acquisition of parts of ABN AMRO Bank N.V.'s commercial banking activities in the Netherlands of € 208 million as reported in the second quarter 2010. In the fourth quarter 2010, the negative goodwill increased to a total of € 216 million. For the Group's target definition, this change is not material and therefore it has not been considered.
9 Charge related to the investment in Deutsche Postbank AG (Corporate Investments) of € 2,338 million.
10 The number of average basic and diluted shares outstanding has been adjusted for all periods before the 6 October 2010 to reflect the effect of the bonus element of the subscription rights issue in connection with the capital increase.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 5

Net revenues - Segment view[1]

(In EUR m.)	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Corporate Banking & Securities:														
Origination (equity)	334	90	208	216	149	663	116	135	120	334	706	125 %	178 %	6 %
Origination (debt)	(717)	130	444	324	230	1,127	316	283	306	294	1,199	28 %	(4)%	6 %
Origination	**(383)**	**220**	**652**	**540**	**379**	**1,790**	**432**	**418**	**426**	**628**	**1,904**	**66 %**	**47 %**	**6 %**
Sales & Trading (equity)	(736)	215	927	873	636	2,650	944	642	650	872	3,108	37 %	34 %	17 %
Sales & Trading (debt and other products)	323	3,869	2,324	2,123	1,241	9,557	3,802	2,134	2,235	1,569	9,740	26 %	(30)%	2 %
Sales & Trading	**(413)**	**4,084**	**3,251**	**2,996**	**1,876**	**12,208**	**4,746**	**2,776**	**2,886**	**2,441**	**12,849**	**30 %**	**(15)%**	**5 %**
Advisory	589	129	72	95	105	402	131	124	137	181	573	73 %	32 %	43 %
Loan products	1,296	590	540	442	376	1,949	513	350	556	316	1,736	(16)%	(43)%	(11)%
Other products	(661)	(765)	129	367	118	(151)	170	(35)	163	130	428	10 %	(20)%	N/M
Total Corporate Banking & Securities	**428**	**4,258**	**4,646**	**4,440**	**2,854**	**16,197**	**5,992**	**3,633**	**4,169**	**3,697**	**17,490**	**30 %**	**(11)%**	**8 %**
Global Transaction Banking:														
Transaction services	2,784	666	654	659	630	2,609	636	862	852	873	3,223	39 %	3 %	24 %
Other products	–	–	–	–	–	–	–	208	–	8	216	N/M	N/M	N/M
Total Global Transaction Banking	**2,784**	**666**	**654**	**659**	**630**	**2,609**	**636**	**1,070**	**852**	**881**	**3,439**	**40 %**	**3 %**	**32 %**
Total Corporate and Investment Bank	3,211	4,925	5,299	5,099	3,484	18,807	6,628	4,703	5,021	4,578	20,929	31 %	(9)%	11 %
Asset and Wealth Management:														
Discretionary portfolio management/fund management (AM)	1,859	341	383	412	425	1,562	392	423	435	483	1,733	14 %	11 %	11 %
Discretionary portfolio management/fund management (PWM)	320	62	67	63	73	264	112	130	140	133	515	82 %	(6)%	95 %
Discretionary portfolio management/fund management	**2,179**	**403**	**451**	**475**	**498**	**1,826**	**503**	**552**	**576**	**616**	**2,247**	**24 %**	**7 %**	**23 %**
Advisory/brokerage	878	170	169	179	171	689	204	226	220	206	857	20 %	(6)%	24 %
Credit products	166	57	59	65	74	255	79	99	101	104	383	41 %	4 %	50 %
Deposits and payment services	191	35	54	43	37	169	33	30	43	32	138	(13)%	(25)%	(18)%
Other products	(159)	(151)	(116)	9	3	(255)	81	62	75	65	282	N/M	(13)%	N/M
Total Asset and Wealth Management	**3,254**	**514**	**617**	**771**	**783**	**2,685**	**900**	**969**	**1,014**	**1,023**	**3,907**	**31 %**	**1 %**	**46 %**
Private & Business Clients:														
Discretionary portfolio management/fund management	255	41	69	73	74	257	92	82	66	74	313	1 %	13 %	22 %
Advisory/brokerage	1,167	235	211	184	211	841	224	217	227	219	887	4 %	(4)%	5 %
Credit products	2,065	571	571	613	595	2,350	581	595	576	573	2,325	(4)%	(1)%	(1)%
Deposits and payment services	1,777	401	443	434	429	1,706	440	470	485	495	1,891	16 %	2 %	11 %
Other products	513	134	119	85	83	422	76	80	101	463	720	N/M	N/M	71 %
Total Private & Business Clients	**5,777**	**1,381**	**1,414**	**1,389**	**1,391**	**5,576**	**1,412**	**1,444**	**1,455**	**1,824**	**6,136**	**31 %**	**25 %**	**10 %**
Total Private Clients and Asset Management	9,031	1,896	2,031	2,160	2,174	8,261	2,312	2,414	2,470	2,848	10,043	31 %	15 %	22 %
Corporate Investments	1,290	153	660	242	(11)	1,044	152	44	(2,164)	(52)	(2,020)	N/M	(98)%	N/M
Consolidation & Adjustments	82	267	(50)	(263)	(113)	(159)	(93)	(6)	(341)	54	(386)	N/M	N/M	142 %
Net revenues	13,613	7,241	7,940	7,238	5,535	27,952	8,999	7,155	4,985	7,427	28,567	34 %	49 %	2 %

1 Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 6

Net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss

Breakdown by Group Division/CIB product[1]

(In EUR m.)	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Net interest income	12,453	3,843	2,764	3,133	2,720	12,459	3,671	3,975	3,415	4,521	15,583	66 %	32 %	25 %
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	(9,992)	2,264	2,611	1,666	568	7,109	2,579	110	833	(169)	3,354	N/M	N/M	(53)%
Total	**2,461**	**6,107**	**5,375**	**4,799**	**3,288**	**19,568**	**6,250**	**4,085**	**4,248**	**4,352**	**18,937**	**32 %**	**2 %**	**(3)%**
Sales & Trading (equity)	(1,895)	0	765	751	530	2,047	797	545	347	577	2,266	9 %	66 %	11 %
Sales & Trading (debt and other products)	409	3,992	2,120	2,281	1,332	9,725	3,355	1,923	2,083	1,843	9,204	38 %	(12)%	(5)%
Sales & Trading	**(1,486)**	**3,992**	**2,885**	**3,032**	**1,863**	**11,772**	**4,152**	**2,468**	**2,430**	**2,420**	**11,469**	**30 %**	**(0)%**	**(3)%**
Loan products	922	372	98	172	136	777	299	126	382	(30)	778	N/M	N/M	0 %
Transaction services	1,368	273	366	276	265	1,180	268	400	404	425	1,497	60 %	5 %	27 %
Remaining products[2]	(1,821)	11	131	112	(13)	240	156	106	82	(8)	336	(42)%	N/M	40 %
Corporate and Investment Bank	(1,017)	4,648	3,480	3,591	2,250	13,969	4,876	3,100	3,298	2,807	14,081	25 %	(15)%	1 %
Private Clients and Asset Management	3,861	986	1,087	1,098	986	4,157	1,064	1,076	1,136	1,432	4,708	45 %	26 %	13 %
Corporate Investments	(172)	370	372	57	(6)	793	(21)	(39)	(11)	(113)	(184)	N/M	N/M	N/M
Consolidation & Adjustments	(211)	103	436	52	57	649	331	(52)	(174)	226	331	N/M	N/M	(49)%
Total	**2,461**	**6,107**	**5,375**	**4,799**	**3,288**	**19,568**	**6,250**	**4,085**	**4,248**	**4,352**	**18,937**	**32 %**	**2 %**	**(3)%**

1 Excludes fee and commission income and remaining revenues. See page 6 for total revenues by product.
2 Covers origination, advisory and other products.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 7

Corporate and Investment Bank (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2010 vs. 4Q2010 vs. FY2010 vs. 2008 2009 2009 2009 2009 2009 2010 2010 2010 2010 2010 4Q2009 3Q2010 FY2009 Origination (equity) 334 90 208 216 149 663 116 135 120 334 706 125% 178% 6% Origination (debt) (717) 130 444 324 230 1,127 316 283 306 294 1,199 28% (4)% 6% Origination (383) 220 652 540 379 1,790 432 418 426 628 1,904 66% 47% 6% Sales & Trading (equity) (736) 215 927 873 636 2,650 944 642 650 872 3,108 37% 34% 17% Sales & Trading (debt and other products) 323 3,869 2,324 2,123 1,241 9,557 3,802 2,134 2,235 1,569 9,740 26% (30)% 2% Sales & Trading (413) 4,084 3,251 2,996 1,876 12,208 4,746 2,776 2,886 2,441 12,849 30% (15)% 5% Advisory 589 129 72 95 105 402 131 124 137 181 573 73% 32% 43% Loan products 1,296 590 540 442 376 1,949 513 350 556 316 1,736 (16)% (43)% (11)% Transaction services 2,784 666 654 659 630 2,609 636 862 852 873 3,223 39% 3% 24% Other products (661) (765) 129 367 118 (151) 170 173 163 138 644 17% (16)% N/M Total net revenues 3,211 4,925 5,299 5,099 3,484 18,807 6,628 4,703 5,021 4,578 20,929 31% (9)% 11 % Provision for credit losses 408 357 779 323 357 1,816 90 77 179 143 488 (60)% (20)% (73)% Compensation and benefits 3,834 1,484 1,450 1,297 830 5,061 1,891 1,389 1,337 1,327 5,943 60% (1)% 17% therein: Severance payments 337 50 59 15 21 145 23 33 54 176 286 N/M N/M 97% General and administrative expenses 6,649 1,602 1,944 1,917 1,609 7,072 1,756 1,972 2,030 2,206 7,964 37% 9% 13% Policyholder benefits and claims (273) (64) 126 364 114 541 140 1 161 184 486 60% 14% (10)% Restructuring activities N/M N/M N/M Impairment of intangible assets 5 5 5 29 29 N/M N/M N/M Total noninterest expenses 10,214 3,022 3,525 3,578 2,554 12,679 3,816 3,362 3,528 3,717 14,422 46% 5% 14% Noncontrolling interests (48) 1 (14) 15 (4) (2) 14 7 (1) (1) 20 (86)% (39)% N/M Income (loss) before income taxes (7,362) 1,545 1,010 1,182 577 4,314 2,708 1,257 1,314 719 5,999 25% (45)% 39% Additional information Employees (full-time equivalent, at period end) 14,885 14,342 14,102 14,287 14,191 14,191 14,381 15,609 16,112 15,943 15,943 12% (1)% 12% Cost/income ratio N/M 61% 67% 70% 73% 67% 58% 71% 70% 81% 69% 8 ppt 11 ppt 2 ppt Assets (at period end, in EUR bn.) 2,047 1,942 1,577 1,509 1,344 1,344 1,483 1,736 1,774 1,520 1,520 13% (14)% 13% Risk-weighted assets (at period end, in EUR bn.) 250 249 225 217 204 204 207 217 201 211 211 4% 5% 4% Average active equity 20,262 21,491 20,407 17,927 16,895 19,041 16,191 18,574 19,549 20,147 18,644 19% 3% (2)% Pre-tax return on average active equity (36)% 29% 20% 26% 14% 23% 67% 27% 27% 14% 32% 0 ppt (13)ppt 9 ppt Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 8

Corporate and Investment Bank — Corporate Banking & Securities 0 (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2010 vs. 4Q2010 vs. FY2010 vs. 2008 2009 2009 2009 2009 2009 2010 2010 2010 2010 2010 N/M4Q2009 3Q2010 FY2009 Origination (equity) 334 90 208 216 149 663 116 135 120 334 706 125% 178% 6% Origination (debt) (717) 130 444 324 230 1,127 316 283 306 294 1,199 28% (4)% 6% Origination (383) 220 652 540 379 1,790 432 418 426 628 1,904 66% 47% 6% Sales & Trading (equity) (736) 215 927 873 636 2,650 944 642 650 872 3,108 37% 34% 17% Sales & Trading (debt and other products) 323 3,869 2,324 2,123 1,241 9,557 3,802 2,134 2,235 1,569 9,740 26% (30)% 2% Sales & Trading (413) 4,084 3,251 2,996 1,876 12,208 4,746 2,776 2,886 2,441 12,849 30% (15)% 5% Advisory 589 129 72 95 105 402 131 124 137 181 573 73% 32% 43% Loan products 1,296 590 540 442 376 1,949 513 350 556 316 1,736 (16)% (43)% (11)% Other products (661) (765) 129 367 118 (151) 170 (35) 163 130 428 10% (20)% N/M Total net revenues 428 4,258 4,646 4,440 2,854 16,197 5,992 3,633 4,169 3,697 17,490 30% (11)% 8% Provision for credit losses 402 356 771 318 345 1,789 93 46 135 75 348 (78)% (45)% (81)% Total noninterest expenses 8,568 2,583 3,066 3,126 2,116 10,891 3,295 2,801 2,934 2,997 12,028 42% 2% 10% therein: Severance payments 334 49 56 14 19 138 21 33 49 112 215 N/M 126% 55% therein: Policyholder benefits and claims (273) (64) 126 364 114 541 140 1 161 184 486 60% 14% (10)% therein: Impairment of intangible assets 5 5 5 N/M N/M N/M Noncontrolling interests (48) 1 (14) 15 (4) (2) 14 7 (1) (1) 20 (86)% (39)% N/M Income (loss) before income taxes (8,494) 1,318 823 981 398 3,520 2,589 779 1,101 625 5,094 57% (43)% 45 % Additional information Employees (full-time equivalent, at period end) 10,861 10,262 10,058 10,272 10,234 10,234 10,404 10,607 11,124 10,935 10,935 7% (2)% 7% Cost/income ratio N/M 61% 66% 70% 74% 67% 55% 77% 70% 81% 69% 7 ppt 11 ppt 2 ppt Assets (at period end, in EUR bn.) 2,012 1,914 1,549 1,477 1,308 1,308 1,442 1,686 1,712 1,469 1,469 12% (14)% 12% Risk-weighted assets (at period end, in EUR bn.) 234 233 210 202 188 188 190 191 176 186 186 (1)% 6% (1)% Average active equity 19,181 20,328 19,238 16,797 15,756 17,881 14,914 17,035 17,930 18,425 17,096 17% 3% (4)% Pre-tax return on average active equity (44)% 26% 17% 23% 10% 20% 69% 18% 25% 14% 30% 4 ppt (11)ppt 10 ppt Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 9

Corporate and Investment Bank — Global Transaction Banking 0 (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2010 vs. 4Q2010 vs. FY2010 vs. 2008 2009 2009 2009 2009 2009 2010 2010 2010 2010 2010 4Q2009 3Q2010 FY2009 Transaction services 2,784 666 654 659 630 2,609 636 862 852 873 3,223 39% 3% 24% Other products 208 8 216 N/M N/M N/M Total net revenues 2,784 666 654 659 630 2,609 636 1,070 852 881 3,439 40% 3% 32% Provision for credit losses 5 1 8 6 12 27 (4) 32 44 68 140 N/M 54% N/M Total noninterest expenses 1,646 438 459 453 438 1,788 520 560 594 719 2,394 64% 21% 34% therein: Severance payments 3 1 3 1 2 7 2 1 4 64 71 N/M N/M N/M therein: Impairment of intangible assets 29 29 N/M N/M N/M Noncontrolling interests N/M N/M N/M Income before income taxes 1,132 227 187 201 180 795 119 478 214 94 905 (48)% (56)% 14% Additional information Employees (full-time equivalent, at period end) 4,024 4,080 4,044 4,015 3,957 3,957 3,977 5,003 4,989 5,009 5,009 27% 0% 27% Cost/income ratio 59% 66% 70% 69% 70% 69% 82% 52% 70% 82% 70% 12 ppt 12 ppt 1 ppt Assets (at period end, in EUR bn.) 49 45 47 51 47 47 57 70 84 72 72 52% (14)% 52% Risk-weighted assets (at period end, in EUR bn.) 15 16 15 15 16 16 17 26 25 25 25 60% 1% 60% Average active equity 1,081 1,163 1,169 1,130 1,140 1,160 1,277 1,539 1,620 1,722 1,548 51% 6% 33% Pre-tax return on average active equity 105% 78% 64% 71% 63% 68% 37% 124% 53% 22% 58% (41)ppt (31)ppt (10)ppt Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 10

Private Clients and Asset Management (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2010 vs. 4Q2010 vs. FY2010 vs. 2008 2009 2009 2009 2009 2009 2010 2010 2010 2010 2010 4Q2009 3Q2010 FY2009 Discretionary portfolio management/fund management 2,433 443 520 548 571 2,083 595 634 641 690 2,560 21% 8% 23% Advisory/brokerage 2,045 405 380 363 383 1,531 428 443 448 426 1,745 11% (5)% 14% Credit products 2,232 628 630 678 669 2,605 660 694 677 678 2,708 1% 0% 4% Deposits and payment services 1,968 436 497 477 466 1,875 473 501 528 527 2,029 13% (0)% 8% Other products 353 (17) 4 94 86 167 156 142 176 527 1,001 N/M N/M N/M Total net revenues 9,031 1,896 2,031 2,160 2,174 8,261 2,312 2,414 2,470 2,848 10,043 31% 15% 22% Provision for credit losses 668 169 221 214 201 806 174 175 184 257 789 28% 40% (2)% Compensation and benefits 2,906 717 857 698 843 3,114 831 848 796 975 3,450 16% 22% 11% therein: Severance payments 113 23 161 21 92 297 8 20 49 72 149 (22)% 46% (50)% General and administrative expenses 4,467 980 984 966 1,050 3,979 1,104 1,113 1,170 1,421 4,808 35% 21% 21% Policyholder benefits and claims 18 0 (0) 0 0 0 0 0 (0) (0) 0 N/M N/M (3)% Restructuring activities N/M N/M N/M Impairment of intangible assets 580 (291) (291) N/M N/M N/M Total noninterest expenses 7,971 1,697 1,841 1,663 1,602 6,803 1,935 1,961 1,966 2,396 8,258 50% 22% 21% Noncontrolling interests (20) (4) (1) 0 (1) (7) 1 (0) (3) 8 6 N/M N/M N/M Income (loss) before income taxes 411 33 (30) 283 372 658 202 278 323 187 989 (50)% (42)% 50% Additional information Employees (full-time equivalent, at period end) 32,595 32,592 31,846 31,595 30,611 30,611 33,954 33,431 32,650 52,584 52,584 72% 61% 72% Cost/income ratio 88% 90% 91% 77% 74% 82% 84% 81% 80% 84% 82% 10 ppt 4 ppt 0 ppt Assets (at period end, in EUR bn.) 189 187 182 179 175 175 203 207 198 412 412 136% 108% 136% Risk-weighted assets (at period end, in EUR bn.) 54 51 52 50 49 49 66 66 62 128 128 160% 108% 160% Average active equity 8,315 8,395 8,471 8,549 8,453 8,408 9,414 10,991 10,526 11,892 10,635 41% 13% 26% Pre-tax return on average active equity 5% 2% (1)% 13% 18% 8% 9% 10% 12% 6% 9% (12)ppt (6)ppt 1 ppt Invested assets (at period end, in EUR bn.) 816 809 821 854 880 880 1,050 1,062 1,040 1,179 1,179 34% 13% 34% Net new money (in EUR bn.) 3 (6) (2) 11 9 13 9 (17) (0) 7 (1) (16)% N/M N/M Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 11

Private Clients and Asset Management — Asset and Wealth Management 0 (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2010 vs. 4Q2010 vs. FY2010 vs. 2008 2009 2009 2009 2009 2009 2010 2010 2010 2010 2010 4Q2009 3Q2010 FY2009 Discretionary portfolio management/fund 1,859 341 383 412 425 1,562 392 423 435 483 1,733 14% 11% 11% management (AM) Discretionary portfolio management/fund 320 62 67 63 73 264 112 130 140 133 515 82% (6)% 95% management (PWM) Discretionary portfolio management/fund 2,179 403 451 475 498 1,826 503 552 576 616 2,247 24% 7% 23% management Advisory/brokerage 878 170 169 179 171 689 204 226 220 206 857 20% (6)% 24% Credit products 166 57 59 65 74 255 79 99 101 104 383 41% 4% 50% Deposits and payment services 191 35 54 43 37 169 33 30 43 32 138 (13)% (25)% (18)% Other products (159) (151) (116) 9 3 (255) 81 62 75 65 282 N/M (13)% N/M Total net revenues 3,254 514 617 771 783 2,685 900 969 1,014 1,023 3,907 31% 1% 46% Provision for credit losses 15 5 4 5 3 17 4 4 19 17 43 N/M (11)% 158% Total noninterest expenses 3,793 687 700 632 456 2,475 882 921 921 1,042 3,765 128% 13% 52% therein: Severance payments 29 13 46 14 32 105 5 15 42 54 117 69% 30% 11% therein: Policyholder benefits and claims 18 0 (0) 0 0 0 0 0 (0) (0) 0 N/M N/M (3)% therein: Impairment of intangible assets 580 (291) (291) N/M N/M N/M Noncontrolling interests (20) (4) (1) 0 (1) (7) 1 (0) (3) 1 (1) N/M N/M (80)% Income (loss) before income taxes (534) (173) (85) 134 325 200 12 45 78 (36) 100 N/M N/M (50)% Additional information Employees (full-time equivalent, at period end) 7,611 7,442 6,951 6,773 6,349 6,349 9,873 9,503 8,952 8,755 8,755 38% (2)% 38% Cost/income ratio 117% 134% 113% 82% 58% 92% 98% 95% 91% 102% 96% 44 ppt 11 ppt 4 ppt Assets (at period end, in EUR bn.) 50 47 44 42 44 44 74 75 68 66 66 50% (3)% 50% Risk-weighted assets (at period end, in EUR bn.) 16 15 14 13 12 12 29 28 24 23 23 91% (4)% 91% Average active equity 4,870 4,715 4,754 4,960 4,997 4,791 6,014 7,458 7,214 6,998 6,737 40% (3)% 41% Pre-tax return on average active equity (11)% (15)% (7)% 11% 26% 4% 1% 2% 4% (2)% 1% (28)ppt (6)ppt (3)ppt Invested assets (at period end, in EUR bn.) 628 627 632 657 686 686 853 870 846 873 873 27% 3% 27% Invested assets AM (at period end, in EUR bn.) 463 462 460 476 496 496 537 551 532 550 550 11% 3% 11% Invested assets PWM (at period end, in EUR bn.) 164 165 171 182 190 190 316 319 313 323 323 70% 3% 70% Net new money (in EUR bn.) (13) (4) (2) 10 12 16 9 (15) (0) 4 (3) (67)% N/M N/M Net new money AM (in EUR bn.) (22) (3) (3) 5 9 9 4 (12) 2 4 (1) (55)% 88% N/M Net new money PWM (in EUR bn.) 10 (1) 1 5 3 7 5 (3) (3) (0) (1) N/M (88)% N/M Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 12

Private Clients and Asset Management — Private & Business Clients 0 (In EUR m., unless stated otherwise) FY 1Q 2Q 3Q 4Q FY 1Q 2Q 3Q 4Q FY 4Q2010 vs. 4Q2010 vs. FY2010 vs. 2008 2009 2009 2009 2009 2009 2010 2010 2010 2010 2010 4Q2009 3Q2010 FY2009 Discretionary portfolio management/fund 255 41 69 73 74 257 92 82 66 74 313 1% 13% 22% management Advisory/brokerage 1,167 235 211 184 211 841 224 217 227 219 887 4% (4)% 5% Credit products 2,065 571 571 613 595 2,350 581 595 576 573 2,325 (4)% (1)% (1)% Deposits and payment services 1,777 401 443 434 429 1,706 440 470 485 495 1,891 16% 2% 11% Other products1 513 134 119 85 83 422 76 80 101 463 720 N/M N/M 71% Total net revenues 5,777 1,381 1,414 1,389 1,391 5,576 1,412 1,444 1,455 1,824 6,136 31% 25% 10% Provision for credit losses 653 165 217 209 198 790 170 171 165 240 746 21% 46% (6)% Total noninterest expenses 4,178 1,010 1,141 1,031 1,146 4,328 1,053 1,040 1,045 1,354 4,493 18% 30% 4 % therein: Severance payments 84 9 115 7 60 192 3 4 7 18 33 (71)% 138% (83)% Noncontrolling interests 0 (0) 0 0 0 0 0 0 (0) 7 8 N/M N/M N/M Income before income taxes 945 206 55 149 47 458 189 233 245 222 890 N/M (9)% 94% Additional information Employees (full-time equivalent, at period end) 24,984 25,150 24,896 24,822 24,263 24,263 24,081 23,928 23,699 43,829 43,829 81% 85% 81% Cost/income ratio 72% 73% 81% 74% 82% 78% 75% 72% 72% 74% 73% (8)ppt 2 ppt (5)ppt Assets (at period end, in EUR bn.) 138 141 138 137 131 131 130 131 130 347 347 165% 166% 165% Risk-weighted assets (at period end, in EUR bn.) 37 36 38 37 37 37 37 38 37 104 104 183% 180% 183 % Average active equity 3,445 3,681 3,717 3,589 3,455 3,617 3,400 3,533 3,313 4,894 3,897 42% 48% 8% Pre-tax return on average active equity 27% 22% 6% 17% 5% 13% 22% 26% 30% 18% 23% 13 ppt (12)ppt 10 ppt Invested assets (at period end, in EUR bn.) 189 182 189 196 194 194 197 192 194 306 306 58% 58% 58% Net new money (in EUR bn.) 15 (2) 0 1 (3) (4) 0 (2) (0) 4 2 N/M N/M N/M 1 Includes revenues from Postbank since consolidation on 3 December 2010. Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 13

Corporate Investments | Consolidation & Adjustments

(In EUR m., unless stated otherwise)	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Corporate Investments														
Net revenues	1,290	153	660	242	(11)	1,044	152	44	(2,164)	(52)	(2,020)	N/M	(98)%	N/M
Provision for credit losses	(1)	(0)	(0)	7	2	8	(1)	(8)	(0)	5	(4)	N/M	N/M	N/M
Compensation and benefits	9	2	2	3	3	9	3	4	4	2	12	(38)%	(59)%	33 %
General and administrative expenses	85	87	131	115	88	421	103	113	169	239	624	171 %	41 %	48 %
Restructuring activities	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Impairment of intangible assets	–	–	151	–	–	151	–	–	–	–	–	N/M	N/M	N/M
Total noninterest expenses	95	89	284	117	91	581	106	117	173	240	637	165 %	39 %	10 %
Noncontrolling interests	2	0	(1)	0	(0)	(1)	(1)	(1)	(0)	(1)	(2)	138 %	N/M	169 %
Income (loss) before income taxes	1,194	65	377	117	(103)	456	47	(64)	(2,337)	(296)	(2,649)	188 %	(87)%	N/M
Additional information														
Employees (full-time equivalent, at period end)	22	20	25	28	28	28	26	29	34	36	36	30 %	7 %	30 %
Assets (at period end, in EUR bn.)	18	28	29	29	28	28	27	27	24	18	18	(38)%	(26)%	(38)%
Risk-weighted assets (at period end, in EUR bn.)	3	14	16	17	17	17	16	17	11	5	5	(73)%	(59)%	(73)%
Average active equity	403	2,913	4,593	4,780	4,911	4,323	5,004	5,519	4,773	1,967	4,168	(60)%	(59)%	(4)%

Consolidation & Adjustments

(In EUR m., unless stated otherwise)	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Net revenues	82	267	(50)	(263)	(113)	(159)	(93)	(6)	(341)	54	(386)	N/M	N/M	142 %
Provision for credit losses	1	(0)	(0)	(0)	0	(0)	(0)	0	(0)	1	0	119 %	N/M	N/M
Total noninterest expenses	(0)	91	(25)	20	(29)	57	87	(52)	4	(38)	1	31 %	N/M	(99)%
therein: Severance payments	*106*	*18*	*101*	*26*	*41*	*187*	*11*	*18*	*18*	*106*	*152*	*155 %*	*N/M*	*(19)%*
therein: Policyholder benefits and claims	*4*	*2*	*0*	*(0)*	*0*	*2*	*–*	*(0)*	*–*	*–*	*–*	*N/M*	*N/M*	*N/M*
Noncontrolling interests	66	3	17	(16)	6	10	(15)	(6)	4	(7)	(24)	N/M	N/M	N/M
Income (loss) before income taxes	15	173	(41)	(267)	(91)	(226)	(165)	53	(349)	98	(363)	N/M	N/M	61 %
Additional information														
Employees Infrastructure functions (full-time equivalent, at period end)	32,955	33,323	32,923	32,620	32,223	32,223	32,488	32,861	33,708	33,499	33,499	4 %	(1)%	4 %
Assets (at period end, in EUR bn.)	13	13	10	8	10	10	11	12	12	11	11	19 %	(2)%	19 %
Risk-weighted assets (at period end, in EUR bn.)	2	2	2	3	4	4	3	3	3	3	3	(24)%	(22)%	(24)%
Average active equity	3,100	347	1,410	3,785	5,252	2,840	6,992	4,885	5,438	12,153	7,934	131 %	123 %	179 %

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 14

Credit risk

(In EUR m., unless stated otherwise)	FY 2008	1Q 2009	2Q 2009	3Q 2009	4Q 2009	FY 2009	1Q 2010	2Q 2010	3Q 2010	4Q 2010	FY 2010	4Q2010 vs. 4Q2009	4Q2010 vs. 3Q2010	FY2010 vs. FY2009
Allowance for loan losses														
Balance, beginning of period	1,705	1,938	2,285	3,127	3,180	1,938	3,343	3,455	3,542	3,657	3,343	15 %	3 %	72 %
Provision for loan losses	1,084	539	980	531	548	2,597	267	259	381	406	1,313	(26)%	7 %	(49)%
Net charge-offs	**(778)**	**(192)**	**(99)**	**(394)**	**(371)**	**(1,056)**	**(169)**	**(219)**	**(130)**	**(781)**	**(1,300)**	**111 %**	**N/M**	**23 %**
Charge-offs	(990)	(234)	(140)	(429)	(419)	(1,222)	(203)	(258)	(165)	(816)	(1,443)	95 %	N/M	18 %
Recoveries	212	42	41	35	48	166	34	39	35	35	143	(27)%	(0)%	(14)%
Changes in the group of consolidated companies	–	–	–	–	–	–	–	–	–	–	–	N/M	N/M	N/M
Exchange rate changes/other	(74)	1	(38)	(85)	(14)	(137)	14	48	(136)	14	(60)	N/M	N/M	(57)%
Balance, end of period	1,938	2,285	3,127	3,180	3,343	3,343	3,455	3,542	3,657	3,296	3,296	(1)%	(10)%	(1)%
Allowance for off-balance sheet positions														
Balance, beginning of period	219	210	204	183	193	210	207	217	209	183	207	(6)%	(13)%	(1)%
Provision for off-balance sheet positions	(8)	(13)	20	13	12	33	(5)	(15)	(19)	(0)	(39)	N/M	(99)%	N/M
Usage	–	–	(42)	(2)	(2)	(45)	–	–	–	–	–	N/M	N/M	N/M
Changes in the group of consolidated companies	–	–	–	–	–	–	9	–	–	33	42	N/M	N/M	N/M
Exchange rate changes	(1)	7	(0)	–	4	10	5	8	(8)	3	8	(35)%	N/M	(27)%
Balance, end of period	210	204	183	193	207	207	217	209	183	218	218	5 %	19 %	5 %
Provision for credit losses[1]	1,076	526	1,000	544	560	2,630	262	243	362	406	1,274	(28)%	12 %	(52)%
Problem loans (at period end)														
Nonaccrual loans	4,210	5,274	7,644	8,097	8,123	8,123	8,159	7,935	7,904	6,918	6,918	(15)%	(12)%	(15)%
Loans 90 days or more past due and still accruing	201	271	280	305	321	321	408	346	339	302	302	(6)%	(11)%	(6)%
Troubled debt restructurings	144	174	304	323	469	469	508	1,118	1,155	1,215	1,215	159 %	5 %	159 %
Total problem loans (at period end)	4,555	5,719	8,228	8,725	8,913	8,913	9,075	9,399	9,398	8,434	8,434	(5)%	(10)%	(5)%
thereof: IFRS impaired loans (at period end)	3,682	4,543	6,731	6,783	7,201	7,201	7,368	7,410	7,449	6,264	6,264	(13)%	(16)%	(13)%
Loans														
Total loans (at period end, in EUR bn.)	271	276	268	263	261	261	270	292	283	411	411	57 %	45 %	57 %
Deduct														
Allowance for loan losses (in EUR bn.)	2	2	3	3	3	3	3	4	4	3	3	(1)%	(10)%	(1)%
Total loans net (at period end, in EUR bn.)	269	273	264	260	258	258	267	288	280	408	408	58 %	46 %	58 %

1 Includes provision for loan losses and provision for off-balance sheet positions.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 15

Regulatory capital and market risk

(In EUR m., unless stated otherwise)	Dec 31, 2008	Mar 31, 2009	Jun 30, 2009	Sep 30, 2009	Dec 31, 2009	Mar 31, 2010	Jun 30, 2010	Sep 30, 2010	Dec 31, 2010	Dec 31, 2010 vs. Dec 31, 2009
Regulatory capital										
Core Tier 1 capital [1]	21,472	22,576	23,006	23,196	23,790	21,948	22,752	20,948	29,972	26 %
Tier 1 capital [1]	31,094	32,316	32,509	33,717	34,406	32,837	34,316	31,787	42,565	24 %
Tier 2 capital [1]	6,302	4,653	4,243	3,820	3,523	1,700	1,858	2,110	6,123	74 %
Available Tier 3 capital	–	–	–	–	–	–	–	–	–	N/M
Total regulatory capital	**37,396**	**36,969**	**36,752**	**37,537**	**37,929**	**34,537**	**36,174**	**33,897**	**48,689**	**28 %**
Risk-weighted assets and capital adequacy ratios										
Risk-weighted assets	307,732	315,993	295,096	287,504	273,476	292,466	303,460	277,065	346,204	27 %
Core Tier 1 capital ratio [1]	7.0 %	7.1 %	7.8 %	8.1 %	8.7 %	7.5 %	7.5 %	7.6 %	8.7 %	0.0 ppt
Tier 1 capital ratio [1]	10.1 %	10.2 %	11.0 %	11.7 %	12.6 %	11.2 %	11.3 %	11.5 %	12.3 %	(0.3)ppt
Total capital ratio	12.2 %	11.7 %	12.5 %	13.1 %	13.9 %	11.8 %	11.9 %	12.2 %	14.1 %	0.2 ppt
Value-at-risk[2,3]										
Average[4]	122.0	140.8	142.9	133.1	126.8	115.8	109.2	101.7	95.6	(25)%
Maximum[4]	172.9	165.7	180.1	180.1	180.1	126.4	126.4	126.4	126.4	(30)%
Minimum[4]	97.5	118.6	117.2	92.6	91.9	102.0	86.0	75.0	67.5	(27)%
Period-end[4]	131.4	148.5	121.7	136.0	121.0	107.9	96.7	88.3	70.9	(41)%

1 The Tier 1 capital excludes transitional items pursuant to section 64h (3) German Banking Act.
2 All figures for 1-day holding period, 99% confidence level (CIB trading units only).
3 The value-at-risk for Postbank Group is not included for the Dec 31, 2010, but amounted - on a stand-alone basis - to € 2 million calculated for 1-day holding period, 99% confidence level. The average, maximum and minimum value-at-risk of Postbank had no material variance for the period since consolidation.
4 Amounts refer to the time period between January 1st and the end of the respective quarter.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 16

Balance sheet leverage ratio (target definition) (Assets and equity in EUR bn.) Dec 31, Mar 31, Jun 30, Sep 30, Dec 31, Mar 31, Jun 30, Sep 30, Dec 31, Dec 30, 2010 vs. 2008 2009 2009 2009 2009 2010 2010 2010 2010 Dec 31, 2009 Total assets (IFRS) 2,202 2,103 1,733 1,660 1,501 1,670 1,926 1,958 1,906 27% Adjustment for additional derivatives netting (1,097) (1,019) (681) (617) (533) (559) (735) (760) (601) 13% Adjustment for additional pending settlements netting (69) (97) (114) (122) (71) (126) (139) (144) (86) 22% Adjustment for additional reverse repos netting (7) (5) (10) (5) (5) (7) (9) (10) (8) 38% Total assets (adjusted) 1,030 983 928 915 891 978 1,043 1,044 1,211 36% Total equity (IFRS) 31.9 34.9 35.4 35.7 38.0 40.2 42.6 39.5 50.4 33% Adjustment for pro-forma fair value gains (losses) on the Group’s own debt (post-tax)1 4.4 4.4 3.0 1.6 1.3 1.7 3.4 2.0 2.0 55% Total equity (adjusted) 36.3 39.3 38.4 37.2 39.3 41.9 46.0 41.5 52.4 33% Leverage ratio based on total equity According to IFRS 69 60 49 47 40 42 45 50 38 (2) According to target definition 28 25 24 25 23 23 23 25 23 1 Estimate assuming that all own debt was designated at fair value. Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 17

Definition of targets and certain financial measures

Target definition

The Group's target definitions adjust IFRS financial measures to exclude certain significant gains (such as gains from the sale of industrial holdings, businesses or premises) or charges (such as charges from restructuring, impairment of intangible assets or litigation) if such gains or charges are not indicative of the future performance of our core businesses. All our targets will be tracked on this basis.

Income (loss) before income taxes attributable to Deutsche Bank shareholders (target definition): Income (loss) before income taxes (IBIT) excluding pre-tax noncontrolling interests adjusted for certain significant gains (net of related expenses) and charges.

Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS): Net income (loss) attributable to Deutsche Bank shareholders adjusted for the post-tax effect of certain significant gains and charges and significant tax effects.

Return on equity (RoE)

Average Active Equity: We calculate active equity to make comparisons to our competitors easier and we refer to active equity for several ratios. However, active equity is not a measure provided for in IFRS and you should not compare our ratios based on average active equity to other companies' ratios without considering the differences in the calculation. The items for which we adjust the average shareholders' equity are average total net gains (losses) not recognized in the income statement excluding foreign currency translation (all components net of applicable taxes), as well as average dividends, for which a proposal is accrued on a quarterly basis and which are paid after the approval by the Annual General Meeting following each year. Tax rates applied in the calculation of average active equity are those used in the financial statements for the individual items and not an average overall tax rate.

Pre-tax return on average shareholders' equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average shareholders' equity.

Pre-tax return on average active equity: Income (loss) before income taxes attributable to Deutsche Bank shareholders (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, as a percentage of average active equity.

Pre-tax return on average active equity (target definition): Income (loss) before income taxes attributable to Deutsche Bank shareholders according to target definition (annualized), which is defined as IBIT excluding pre-tax noncontrolling interests, significant gains and charges, as a percentage of average active equity.

Earnings per share (EPS)

Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.

Diluted earnings per share (target definition): Net income (loss) attributable to Deutsche Bank shareholders (basis for target definition EPS), which is defined as net income (loss) excluding noncontrolling interests, adjusted for post-tax effects of significant gains/charges and certain significant tax effects, divided by the weighted-average number of diluted shares outstanding.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 18

Definition of targets and certain financial measures (cont.)

Balance sheet leverage ratio (target definition)

A **leverage ratio** is calculated by dividing total assets by total equity. We disclose an **adjusted leverage ratio**, which is calculated using a target definition, for which the following adjustments are made:

- Total assets under IFRS are adjusted to reflect netting provisions to obtain total assets adjusted. Under IFRS offsetting of financial assets and financial liabilities is required when an entity, (1) currently has a legally enforceable right to set off the recognised amounts; and (2) intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously. IFRS specifically focuses on the intention to settle net in the ordinary course of business, irrespective of the rights in default. As most derivative contracts covered by a master netting agreement do not settle net in the ordinary course of business they must be presented gross under IFRS. Repurchase and reverse repurchase agreements are also presented gross, as they also do not settle net in the ordinary course of business, even when covered by a master netting agreement. It has been industry practice in the U.S. to net the receivables and payables on unsettled regular way trades. This is not permitted under IFRS. We make the netting adjustments described above in calculating the target definition of the leverage ratio.
- Total equity under IFRS is adjusted to reflect fair value gains and losses on our own debt (post-tax estimate assuming that substantially all our own debt was designated at fair value), to obtain total equity adjusted. The tax rate applied for this calculation is a blended uniform tax rate of 35%.

We apply these adjustments in calculating the leverage ratio according to the target definition to improve comparability with our competitors. The target definition of the leverage ratio is used consistently throughout our managing the business. There will still be differences in the way our competitors calculate their leverage ratios compared to our target definition leverage ratio. Therefore our adjusted leverage ratio should not be compared to other companies' leverage ratios without considering the differences in the calculation.

Cost ratios

Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.
Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.
Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Other key ratios

Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders' equity divided by the number of basic shares outstanding (both at period end).
Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.
Core Tier 1 capital ratio: Core Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Deutsche Bank 4Q2010 Financial Data Supplement financial transparency. 19